Exhibit (a)(35)

FOR IMMEDIATE RELEASE

LIONSGATE EMPHASIZES ICAHN’S HISTORY OF VALUE DESTRUCTION

AND SELF SERVING ACTIONS

Lionsgate Recommends Shareholders Reject the Icahn Group’s Inadequate Offer and Not Tender Their Shares

SANTA MONICA, Calif., and VANCOUVER, British Columbia, June 14, 2010 — Lionsgate (NYSE: LGF) (the “Company”) today issued the following letter, which will be mailed to its shareholders:

June 14, 2010

Dear Fellow Lionsgate Shareholder:

As you may know, the offer by Carl Icahn and certain of his affiliated entities (the “Icahn Group”) to purchase up to all of the shares of Lionsgate for U.S.$7.00 per share in cash is set to expire this Wednesday, June 16, 2010.  Lionsgate’s Board of Directors urges shareholders to continue to protect your investment and reject this financially inadequate, coercive and opportunistic offer by not tendering your shares and affording Carl Icahn control of Lionsgate.  If you have already tendered your shares, we strongly recommend that you withdraw them.  All of Lionsgate’s directors and executive officers have informed Lionsgate that they do not currently intend to tender their shares into the offer.

We are confident that the Icahn Group will not obtain control of Lionsgate, regardless of the additional shares recently tendered into the Icahn Group’s offer.  A vast majority of shareholders have shown their support for the Company’s strategy and continue to reject the Icahn Group’s inadequate offer.  As reflected in our most recently reported results, Lionsgate’s strategy is working.  We will continue to create value for our shareholders.

ICAHN HAS A HISTORY OF DESTROYING SHAREHOLDER VALUE

Carl Icahn has a long history of destroying shareholder value once he obtains control of a company or even board representation:

•         Blockbuster’s share price declined by 96% when Mr. Icahn was a board member. [1]

•         During Mr. Icahn’s tenure as chairman of the board of WCI Communities, its equity value decreased to virtually zero (share value decreased by 99.8%). [2]

[1] Based on Class A common stock. Icahn was elected to the Blockbuster board on May 11, 2005 and resigned on January 28, 2010.

[2] Mr. Icahn joined the WCI Communities board at its annual meeting in August 2007 and was appointed chairman on September 6, 2007.

o        Mr. Icahn became chairman of the board of WCI Communities after a failed tender offer and prolonged proxy fight.  While on the board, Mr. Icahn oversaw tremendous losses, and the company was unable to obtain needed financing.

o        One year after Mr. Icahn joined its board, WCI Communities filed for bankruptcy.

•         At BKF Capital, Mr. Icahn’s nominees who were elected to its board oversaw a decrease in value of 92%. [3]

•         During Mr. Icahn’s tenure as chairman of the board of XO Holdings, share value decreased 80%. [4]

o        While at XO, Mr. Icahn altered different areas of its capital structure, and XO’s minority shareholders have filed a lawsuit alleging, among other things, that such alterations were to the detriment of minority shareholders.  This precedent raises legitimate and disturbing questions about Mr. Icahn’s motives in offering Lionsgate a bridge facility.

•         American Railcar, an entity controlled by Mr. Icahn, declined by approximately 68% since its highest level in 2007. [5]

In addition to our concerns about Carl Icahn’s record of value destruction, Mr. Icahn’s involvement on the board of directors of Blockbuster specifically underscores serious questions about his obvious lack of knowledge and understanding of the media business.

During Mr. Icahn’s tenure on the Blockbuster board:

•         Blockbuster reported greater than $1.4 billion in losses; [6] and

•         Blockbuster’s share price plummeted from $10.05 per share to $0.40 per share – a colossal decline in shareholder value of 96%. [7]

Mr. Icahn stepped down from Blockbuster’s board and sold a substantial portion of his stake at a fraction of his original investment after the company’s market capitalization declined by nearly $2 billion. [8]

[3] Mr. Icahn’s nominees joined the board of BKF Capital on January 23, 2006 and served until their resignation on September 19, 2008.

[4] XO Holdings performance is measured from January 29, 2003, the first date it traded after emerging from bankruptcy.

[5] As per a definitive proxy statement filed with the SEC by American Railcar Industries Inc. filed on June 8, 2010, Mr. Icahn is its majority stock owner and has been a director and chairman of its board since 1994.

[6] Based on net income (loss) for second half of fiscal years 2005, 2006, 2007, 2008 and 2009, per Blockbuster filings.

[7] Based on Class A common stock. Mr. Icahn was elected to the board on May 11, 2005 and resigned on
January 28, 2010.

[8] Market capitalization declined from $1.9 billion on May 11, 2005 to $71 million on January 28, 2010.

The Wall Street Journal best summarizes Mr. Icahn’s Blockbuster failure:

“Next time, Carl Icahn should just read a book. Back in 2005, when the investor was campaigning for seats on Blockbuster’s board, he disputed suggestions that its video-rental business was dying by pointing to his experience with the chain. After playing tennis most Saturdays, he dropped by his local outlet where he sometimes had to wait for 15 minutes to rent a video. A good movie was ‘the only escape you get.’

“As is no secret, he was successful -- sort of. He got a seat on the board. But five years later, with the company now in financial straits, Mr. Icahn has relinquished his board seat. And Wednesday he disclosed he had sold a big chunk of his stake for as little as 18 cents a share. Given that he paid as much as $9 for his shares, he looks likely to lose most of his $191 million investment. That ain’t no blockbuster.” [9]*

[9] “Heard on the Street: Overheard Icahn’s Bad Movie?” The Wall Street Journal. April 1, 2010.

Furthermore, we find it ironic that Mr. Icahn berates Lionsgate’s stock performance in light of the steep decline in value of Mr. Icahn’s own flagship fund, Icahn Enterprises.  Shares of Icahn Enterprises declined to $38.74, [10] from its 2007 high of $134.00 – an approximately 71% loss for investors in Icahn Enterprises.

If Mr. Icahn cannot create value in his own funds, how can he do so in an industry in which he has limited and unsuccessful experience?

ICAHN’S EXPERIENCE DISTRIBUTING LOW BUDGET FILMS

WAS AN ABJECT FAILURE

In September 1997, Mr. Icahn formed Stratosphere Entertainment with Paul Cohen with the intent of releasing 12 low-budget films annually that were predicted to each gross between $3 million and $30 million worldwide. [11]  Mr. Icahn’s company sustained significant losses and never had a film gross over $1.5 million at the U.S. box office.  The highest grossing film was Hideous Kinky, which earned only $1.3 million at the U.S. box office and cost over $12 million to produce.

The results of the movies released by Icahn’s company (based on US Box office figures from www.boxofficemojo.com) are clear:

Movie Title	Studio	Total Gross	Date
Hideous Kinky	Stratosphere	$1,263,279	April 16, 1999
One Tough Cop	Stratosphere	$1,223,034	October 9, 1998
The Thief	Stratosphere	$1,126,506	July 17, 1998
Xiu Xiu: The Sent Down Girl	Stratosphere	$1,010,933	May 7, 1999
The School of Flesh	Stratosphere	$402,668	February 26, 1999
Smiling Fish & Goat on Fire	Stratosphere	$278,492	August 25, 2000
Six Ways to Sunday	Stratosphere	$54,751	March 5, 1999
The Last Big Thing	Stratosphere	$22,731	September 25, 1998
The Boys	Stratosphere	$3,146	October 15, 1999

Note: Total Gross does not include additional releases, if any.

After 18 months of losing money, Mr. Icahn replaced Mr. Cohen with Richard Abromowitz, and Stratosphere continued to deliver box office failures.  Stratosphere floundered for another year, and in 2000 it ceased activities.

[10] As of June 11, 2010.

[11] "Icahn jumps into indie pic distrib'n." Daily Variety. September 26, 1997.

It is noteworthy that in 1997, when he started Stratosphere, Mr. Icahn told The New York Times that he did not need to know about films to make money with them. [12]  Today, Mr. Icahn does not “personally claim to be a visionary in regard to any particular industry.” [13]

Clearly, Mr. Icahn did not know how to run a movie company back in 1997 when he founded Stratosphere and has done nothing to prove that he knows how to run one now.  Do NOT let him destroy the value of Lionsgate.  Do NOT tender your shares to him for U.S.$7.00 per share.

ICAHN HAS NO COHERENT STRATEGY FOR LIONSGATE

Mr. Icahn has yet to articulate a clear business plan for Lionsgate.  He has, however, on numerous occasions, made unsubstantiated, incorrect and inflammatory remarks to gain attention and traction for his inadequate offer.

DON’T BE FOOLED BY ICAHN’S SCARE TACTICS

Mr. Icahn has made statements designed to create fear, uncertainty and doubt in shareholders’ minds in an attempt to buy Lionsgate’s shares cheaply.

Just last week, in his June 11, 2010 letter to Lionsgate shareholders, Mr. Icahn proclaimed that, “If these defaults were to be triggered and you are unable to obtain the necessary waivers or an alternative source of financing (a huge uncertainty, given the current state of the debt markets), Lions Gate’s assets may not be sufficient to repay this debt in full.”

As we have said, Lionsgate continues to engage in discussions with its lenders regarding a potential waiver or amendment to its credit facilities in order to prevent a potential event of default and is confident in its ability to obtain one in the near future if Mr. Icahn’s actions make it necessary.  We will welcome the opportunity to review the actual terms of a proposed bridge facility from Mr. Icahn.  We formally requested that Mr. Icahn disclose those terms to the Company and to the public.  To date, Mr. Icahn has not shared any of those terms.

Shareholders should consider that if the Icahn Group really believes that Lionsgate’s equity is worthless, would it be tendering to acquire up to all of the Company’s shares at U.S.$7.00 per share?  Don’t transfer the value of your Lionsgate investment to Mr. Icahn in response to his unfounded threats.

This is similar to the Icahn Group’s failed tender offer for Lionsgate’s senior convertible notes at $0.73 and $0.75 on the dollar in March 2009.  Today, these debt securities trade at $0.96-$0.98 on the dollar, approximately 31% more than Mr. Icahn offered for them last year.

ICAHN’S OFFER REMAINS INADEQUATE
AND SHOULD BE REJECTED

The financial inadequacy of the Icahn Group’s offer has become more pronounced since the time that the original offer was launched, as Lionsgate continues to successfully execute its business strategy.  The average price target of Wall Street analysts for Lionsgate shares as of June 11, 2010 is $8.85, a 26.4% premium to the Icahn Group’s offer price of U.S.$7.00 per share.

[12] Lee, Linda Lee. "Independent Files Draw a Finacier: Icahn Sees Prospects in Distribution." The New York Times. September 29, 1997.

[13] Carl C. Icahn (March 24, 2010). Icahn Issues Open Letter to CEO of Lions Gate. Press Release.

MANAGEMENT’S STRATEGY IS WORKING

Lionsgate’s management has a clear strategy that is delivering on its promise to build value for shareholders.

Our business is on track and we continue to build our world class media platform.  Over the past 10 years, Lionsgate has grown from a little independent studio distributing primarily art house films into a nearly $1.7 billion diversified global entertainment corporation.  While we have tremendous value built up in our library, our backlog and our franchises, we remain, first and foremost, a growth company.  As evidence of the strength of our business, during this period:

•         Revenues have increased eightfold;

•         Theatrical box office market share has improved tenfold;

•         Our library of titles is up 15 times over; and

•         Television revenues have grown by a factor of 40 since 1999.

As we have consistently stated, we believe the Company’s interests are best served by continuing to execute our business strategy, which has been delivering demonstrable results and value to all shareholders.  Our recently released fiscal 2010 results further support this successful strategy.  Lionsgate is poised to deliver exceptional value to our shareholders from the portfolio of assets we have been steadily building.

Regardless of the additional shares recently tendered into the Icahn Group’s offer, we are confident that the Icahn Group will not obtain control of Lionsgate through its tender offer, as a vast majority of shareholders have shown their support for the Board and management’s strategy and rejected the offer.

Lionsgate urges shareholders to protect the value of your investment and continue to reject the Icahn Group’s inadequate offer by NOT tendering your shares now, or during the subsequent offering period.  For those who have already tendered your shares, you must act NOW to withdraw them promptly.

If you have any questions or require assistance withdrawing your shares, please call MacKenzie Partners at (800) 322-2885.

We sincerely appreciate your continued support and confidence.

Sincerely,

/s/ Jon Feltheimer                                                                     /s/ Michael Burns

Jon Feltheimer                                                                          Michael Burns

Co−Chairman and Chief Executive Officer                                Vice Chairman

If you have any questions, require assistance withdrawing your shares or need additional copies of Lionsgate’s materials, please call MacKenzie Partners today at the phone numbers listed below.

 105 Madison Avenue

New York, NY 10016

lionsgate@mackenziepartners.com

TOLL-FREE (800) 322-2885

Morgan Stanley & Co. Incorporated is serving as financial advisor to Lionsgate and Heenan Blaikie LLP is serving as legal advisor.  Perella Weinberg Partners LP is serving as financial advisor to the Special Committee of the Lionsgate Board of Directors and Wachtell, Lipton, Rosen & Katz is serving as U.S. legal advisor and Goodmans LLP is serving as Canadian legal advisor.

* Permission to use quotations was neither sought nor obtained.

About Lionsgate

Lionsgate (NYSE: LGF) is the leading next generation studio with a strong and diversified presence in the production and distribution of motion pictures, television programming, home entertainment, family entertainment, video-on-demand and digitally delivered content. The Company has built a strong television presence in production of prime time cable and broadcast network series, distribution and syndication of programming through Debmar-Mercury and an array of channel assets.   Lionsgate currently has 15 shows on more than 10 networks spanning its prime time production, distribution and syndication businesses, including such critically-acclaimed hits as “Mad Men,” “Weeds” and “Nurse Jackie” along with new series such as “Blue Mountain State” and “Running Wilde” and the syndication successes “Tyler Perry’s House Of Payne,” its spinoff “Meet The Browns” and “The Wendy Williams Show.”

Its feature film business has generated such recent hits as TYLER PERRY’S WHY DID I GET MARRIED TOO, KICK ASS, which opened at #1 at the North American box office and the critically-acclaimed PRECIOUS, which garnered nearly $50 million at the North American box office and won two Academy Awards(R).   The Company’s home entertainment business has grown to more than 7% market share and is an industry leader in box office-to-DVD revenue conversion rate.  Lionsgate handles a prestigious and prolific library of approximately 12,000 motion picture and television titles that is an important source of recurring revenue and serves as the foundation for the growth of the Company’s core businesses. The Lionsgate brand remains synonymous with original, daring, quality entertainment in markets around the world.

Additional Information

This communication does not constitute an offer to buy or solicitation of an offer to sell any securities. Lionsgate has filed and amended a Solicitation/Recommendation Statement on Schedule 14D-9 with the SEC and a notice of change to directors’ circular with Canadian securities regulators. Any Solicitation/Recommendation Statement and directors’ circular or amendment thereto filed by Lionsgate that is required to be mailed to shareholders will be mailed to shareholders of Lionsgate. In addition, Lionsgate has filed a proxy statement with the SEC and Canadian securities regulators in connection with the special meeting of shareholders and mailed such proxy statement to shareholders of Lionsgate. SHAREHOLDERS ARE STRONGLY ENCOURAGED TO READ THESE AND OTHER DOCUMENTS FILED WITH THE SEC OR CANADIAN SECURITIES REGULATORS IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE, AS THEY WILL CONTAIN CERTAIN IMPORTANT INFORMATION. Shareholders will be able to obtain the Solicitation/Recommendation Statement, the directors’ circular, any amendments or supplements thereto, the proxy statement, and other documents filed by Lionsgate with the SEC and Canadian securities regulators related to the Icahn Group’s unsolicited tender offer for no charge in the “Investors” section of Lionsgate’s website at www.lionsgate.com or at the SEC’s website at www.sec.gov or at www.sedar.com. Copies will also be available at no charge by writing to Lionsgate at 2700 Colorado Avenue, Suite 200, Santa Monica, California 90404.

Certain Information Regarding Participants

Lionsgate and certain of its directors and executive officers may be deemed to be participants under the rules of the SEC. Shareholders may obtain information regarding the names, affiliations and interests of Lionsgate’s directors and executive officers in Lionsgate’s Annual Report on Form 10-K filed with the SEC on June 1, 2010, and its proxy statement for the 2009 Annual Meeting filed with the SEC on August 17, 2009. To the extent that holders of Lionsgate securities have changed since the amounts printed in its proxy statement for the 2009 Annual Meeting filed and its proxy statement for the 2010 Special Meeting of Shareholders, such changes have been or will be reflected on Statements of Change in Ownership on Form 4 filed with the SEC. Additional information regarding the interests of these participants in any proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, are included in the definitive proxy statement filed with the SEC and Canadian securities regulators in connection with the special meeting of shareholders and may also be included in other relevant materials to be filed with the SEC if and when they become available. These documents (when available) can be obtained free of charge from the sources indicated above.

Forward-Looking Statements

Certain statements in this press release may constitute “forward-looking” statements. Forward-looking statements are based upon assumptions as to future events that may not prove to be accurate. These statements are not guarantees of future performance and involve risks, uncertainties and assumptions that are difficult to predict. Actual outcomes and results may differ materially from what is expressed or forecasted in these forward-looking statements as a result of various important factors, including, but not limited to, actions taken by the Icahn Group, actions taken by shareholders in respect of the offer, the possible effect of the offer on Lionsgate’s business (including, without limitation, on Lionsgate’s credit facilities and notes), the substantial investment of capital required to produce and market films and television series, increased costs for producing and marketing feature films, budget overruns, limitations imposed by Lionsgate’s credit facilities, unpredictability of the commercial success of Lionsgate’s motion pictures and television programming, the cost of defending Lionsgate’s intellectual property, difficulties in integrating acquired businesses, technological changes and other trends affecting the entertainment industry, and the risk factors found under the heading “Risk Factors” in Lionsgate’s 2010 Annual Report on Form 10-K filed with the SEC on June 1, 2010. As a result, these statements speak only as of the date they were made and Lionsgate undertakes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, unless such updates or revisions are required by applicable law. Words such as “expects,” “intends,” “plans,” “projects,” “believes,” “estimates,” “forecasts” and similar expressions are used to identify these forward-looking statements.

# # #

Contacts:

Peter D. Wilkes

310-255-3726

pwilkes@lionsgate.com

Jamie Moser / Annabelle Rinehart

Joele Frank, Wilkinson Brimmer Katcher

212-355-4449